February 20, 2019

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada

Sharon Blume

Christine Westbrook

Mary Beth Breslin

Re:	Trevi Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 21, 2018
CIK No. 0001563880

Ladies and Gentlemen:

On behalf of Trevi Therapeutics, Inc. (the “Company”), we are responding to the comments contained in the letter dated February 15, 2019 (the “Letter”) from the staff (the “Staff”) of the Office of Healthcare & Insurance in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer, relating to Confidential Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is confidentially submitting a second amendment to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on December 21, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 20, 2019

Prospectus Summary

Overview, page 1

1.

We note your response to comment 1 and continue to believe it is inappropriate for you to characterize your ongoing Phase 2b/3 PRISM trial as “pivotal” given that an additional Phase 3 trial is necessary for regulators to approve and label your candidate. Please revise your disclosure here and throughout your registration statement accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-6 of the Amended Draft Registration Statement and throughout the rest of the Amended Draft Registration Statement where applicable.

Our Strengths, page 3

2.

We note your responses to comments 3 and 14. Please expand your disclosure to make it clear that trial data for your lead indication prurigo nodularis is limited due to the limited number of patients who completed treatment in your Phase 2 trial. Additionally, please remove the reference on page 4 to nalbuphine ER as having a “favorable safety profile.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 96 of the Amended Draft Registration Statement.

Risk Factors

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum…., page 63

3.

We note your response to comment 9, which we reissue. We note that Section 16 of the Exchange Act permits claims thereunder to be brought as derivative actions. Therefore, please amend your proposed organizational documents so that it is clear that your forum selection provisions do not apply to claims arising under the Exchange Act.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company intends to adopt a restated certificate of incorporation, effective upon the closing of the offering to which the Amended Draft Registration Statement relates, containing the following forum selection provisions:

“TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 20, 2019

director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim arising pursuant to any provision of this Certificate of Incorporation or the Bylaws of the Corporation (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine; provided that this sentence shall not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934 or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article TWELFTH.”

Business

Prurigo Nodularis Program

Phase 2 Clinical Trial

Safety Results, page 104

4.

We note your response to comment 15 and we continue to believe that disclosure of all reported serious adverse events (SAEs) is appropriate. Please expand your disclosure to state all SAEs irrespective of the investigators’ determination. We will not object to statements that place disclosure of SAEs in appropriate context.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and 109 of the Amended Draft Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 20, 2019

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

Enclosures

cc:	Jennifer L. Good, Trevi Therapeutics, Inc.